Exhibit 1

Company Contacts		IR Agency Contact
Niran Baruch, VP Finance & Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Philip Carlson KCSA Strategic Communications Tel: +1-212-896-1233 audc@kcsa.com

AudioCodes Reports Second Quarter 2017 Results

Lod, Israel – July 26, 2017 -

Second Quarter Highlights:

•	Quarterly revenues increased by 8.0% year-over-year to $38.7 million;

•	Quarterly service revenues increased by 13.8% year-over-year to $11.8 million;

•	Quarterly UC-SIP revenues increased more than 15% year-over-year;

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•	Quarterly GAAP gross margin was 61.4%, quarterly Non-GAAP gross margin was 61.9%;

•	Quarterly GAAP operating margin was 4.8%, Quarterly Non-GAAP operating margin was 6.9%;

•	Quarterly cash flow from operating activities was $2.4 million;

•	Quarterly GAAP net income was $1.0 million, or $0.03 per diluted share, compared to $721,000, or 0.02 per diluted share, in the prior year period;

•	Quarterly Non-GAAP net income was $2.5 million, or $0.08 per diluted share, compared to $2.4 million, or $0.06 per diluted share, in the prior year period; and

•	AudioCodes repurchased 438,000 of its ordinary shares during the quarter at an aggregate cost of $2.9 million.

AudioCodes Reports Second Quarter 2017 Results	Page 1 of 9

Details:

AudioCodes (Nasdaq: AUDC), a leading provider of voice networking solutions that enable enterprises and service providers to transition to all-IP voice networks, today announced financial results for the second quarter ended June 30, 2017.

Revenues for the second quarter of 2017 were $38.7 million, compared to $37.4 million for the first quarter of 2017 and $35.9 million for the second quarter of 2016.

Net income was $1.0 million, or $0.03 per diluted share, for the second quarter of 2017, compared to $721,000, or $0.02 per diluted share, for the second quarter of 2016.

On a Non-GAAP basis, the Company reported quarterly net income of $2.5 million, or $0.08 per diluted share, compared to $2.4 million, or $0.06 per diluted share, in the second quarter of 2016.

Non-GAAP net income excludes: (i) stock-based compensation expenses; (ii) amortization expenses related to intangible assets; (iii) expenses related to deferred payments in connection with the acquisition of Active Communications Europe and (iv) non-cash deferred tax benefit or expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities for the second quarter of 2017 totaled $2.4 million. Cash and cash equivalents, long- and short-term bank deposits and long- and short-term marketable securities were $61.2 million as of June 30, 2017, compared to $78.1 million as of June 30, 2016. The decrease in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of the use of cash for the continued repurchasing of the Company’s ordinary shares pursuant to its share repurchase programs.

“We are pleased to report solid financial results for the second quarter of 2017 as we continued to deliver steady growth, and further executed on our strategic plan to grow our UC-SIP business,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “UC-SIP revenues increased in the first half of 2017 more than 15% compared to the same period in 2016. Strength in this area of the business is driven primarily by collaborating with our application and system integration partners worldwide and through winning enterprise voice deployments on a global basis.”

“As expected, All-IP network transformation project activity maintained its momentum, contributing again to improved gateway revenues this quarter. We remain focused on strengthening our strategic partnerships with industry leaders in the Microsoft Skype for business, the UCaaS, contact centers and business services markets. As a reflection of our confidence in our business, in May, we obtained authorization to purchase up to an additional $15 million of our ordinary shares pursuant to our repurchase program,” concluded Mr. Adlersberg.

AudioCodes Reports Second Quarter 2017 Results	Page 2 of 9

Share Buy Back Program

During the quarter ended June 30, 2017, AudioCodes acquired 438,000 of its ordinary shares under its share repurchase program for a total consideration of approximately $2.9 million. As of June 30, 2017, AudioCodes had acquired an aggregate of 13.6 million of its ordinary shares since August 2014 for an aggregate consideration of approximately $64.4 million.

In May 2017, AudioCodes received court approval in Israel to purchase up to an aggregate of $15 million of additional ordinary shares pursuant to its share repurchase program. As of June 30, 2017, $12.1 million remained available to the Company for repurchasing shares under this court approval. The current court approval for share repurchases will expire on November 15, 2017.

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:00 A.M., Eastern Time today to discuss the Company’s second quarter operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby.

Follow AudioCodes' social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

To download AudioCodes’ investor relations app, which offers access to its SEC filings, press releases, videos, audiocasts and more, please visit Apple's App Store for the iPhone and iPad or Google Play for Android mobile devices.

AudioCodes Reports Second Quarter 2017 Results	Page 3 of 9

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) designs, develops and sells advanced Voice-over-IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader, focused on converged VoIP and data communications, and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers, Value Added Applications and Professional Services. AudioCodes’ underlying technology, VoIPerfectHD™, relies on AudioCodes’ leadership in DSP, voice coding and voice processing technologies. AudioCodes’ High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2017 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

AudioCodes Reports Second Quarter 2017 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$18,120	$24,344
Short-term and restricted bank deposits	3,066	3,401
Short-term marketable securities and accrued interest	7,590	6,778
Trade receivables, net	25,557	25,448
Other receivables and prepaid expenses	7,983	3,377
Inventories	15,943	16,333
Total current assets	78,259	79,681

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$4,813	$5,407
Long-term marketable securities	27,636	29,540
Deferred tax assets	10,431	11,607
Severance pay funds	20,169	17,820
Total long-term assets	63,049	64,374

PROPERTY AND EQUIPMENT, NET	3,671	3,867

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	38,636	39,054

Total assets	$183,615	$186,976

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$2,806	$3,451
Trade payables	5,009	7,710
Other payables and accrued expenses	20,531	18,618
Deferred revenues	17,131	14,951
Total current liabilities	45,477	44,730

LONG-TERM LIABILITIES:
Accrued severance pay	$21,238	$18,941
Long-term bank loans	7,410	8,493
Deferred revenues and other liabilities	5,503	6,153
Total long-term liabilities	34,151	33,587

Total equity	103,987	108,659
Total liabilities and equity	$183,615	$186,976

AudioCodes Reports Second Quarter 2017 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Revenues:
Products	$52,928	$50,016	$26,920	$25,482
Services	23,185	20,609	11,816	10,383
Total Revenues	$76,113	70,625	$38,736	35,865
Cost of revenues:
Products	23,332	22,854	12,173	11,574
Services	5,667	5,114	2,765	2,600
Total Cost of revenues	28,999	27,968	14,938	14,174
Gross profit	47,114	42,657	23,798	21,691
Operating expenses:
Research and development, net	14,536	14,161	7,382	7,296
Selling and marketing	24,398	22,197	12,363	11,063
General and administrative	4,361	4,100	2,200	1,995
Total operating expenses	43,295	40,458	21,945	20,354
Operating income	3,819	2,199	1,853	1,337
Financial income (expenses), net	(103)	(26)	(34)	96
Income before taxes on income	3,716	2,173	1,819	1,433
Income tax expense, net	(1,407)	(1,674)	(805)	(712)
Net income	$2,309	$499	$1,014	$721
Basic net earnings per share	$0.07	$0.01	$0.03	$0.02
Diluted net earnings per share	$0.07	$0.01	$0.03	$0.02
Weighted average number of shares used in computing basic net earnings per share (in thousands)	31,791	36,882	31,596	36,490
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	32,822	37,321	32,608	36,927

AudioCodes Reports Second Quarter 2017 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
GAAP net income	$2,309	$499	$1,014	$721
GAAP net earnings per share	$0.07	$0.01	$0.03	$0.02
Cost of revenues:
Stock-based compensation (1)	42	55	17	30
Amortization expenses (2)	348	632	174	316
	390	687	191	346
Research and development, net:
Stock-based compensation (1)	181	228	86	117
Deferred payments expenses (3)	74	376	63	188
	255	604	149	305
Selling and marketing:
Stock-based compensation (1)	540	559	277	282
Amortization expenses (2)	60	60	30	30
	600	619	307	312
General and administrative:
Stock-based compensation (1)	346	360	191	183
Income taxes:
Deferred tax (4)	1,064	1,176	634	518
Non-GAAP net income	$4,964	$3,945	$2,486	$2,385
Non-GAAP diluted net earnings per share	$0.15	$0.10	$0.08	$0.06

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Netrake, Mailvision and Active Communications Europe assets.
(3)	Excluding expenses related to deferred payments in connection with the acquisition of Active Communications Europe.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses this non-GAAP information internally to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports Second Quarter 2017 Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$2,309	$499	$1,014	$721
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,260	1,550	605	781
Amortization of marketable securities premiums and accretion of discounts, net	329	490	168	221
Increase (decrease) in accrued severance pay, net	(52)	480	(248)	12
Stock-based compensation expenses	1,109	1,202	571	612
Decrease in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	215	230	218	201
Decrease in long- term deferred tax assets	1,022	1,218	613	539
Decrease (increase) in trade receivables, net	(109)	3,403	(1,165)	496
Decrease (increase) in other receivables and prepaid expenses	(4,187)	(59)	(729)	2,570
Increase in inventories	390	1,753	497	1,855
Decrease in trade payables	(2,701)	(2,181)	(137)	(2,941)
Increase in other payables and accrued expenses	1,657	265	1,711	942
Increase (decrease) in deferred revenues	1,969	(633)	(761)	(508)
Net cash provided by operating activities	3,211	8,217	2,357	5,501
Cash flows from investing activities:
Proceeds from sale of marketable securities	-	12,429	-	12,429
Decrease (increase) in short-term deposits, net	335	(11,779)	621	(12,207)
Decrease in long-term bank deposits	600	327	300	150
Proceeds from redemption of marketable securities	850	900	850	-
Purchase of property and equipment	(646)	(822)	(183)	(361)
Net cash provided by investing activities	1,139	1,055	1,588	11

AudioCodes Reports Second Quarter 2017 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	(10,182)	(6,726)	(2,850)	(1,805)
Repayment of bank loans	(1,925)	(2,979)	(940)	(1,687)
Consideration related to payment for acquisition of Mailvision	-	(233)	-	(233)
Proceeds from issuance of shares upon exercise of options and warrants	1,533	219	247	96
Net cash used in financing activities	(10,574)	(9,719)	(3,543)	(3,629)

Increase (decrease) in cash and cash equivalents	(6,224)	(447)	402	1,883
Cash and cash equivalents at the beginning of the period	24,344	18,908	17,718	16,578
Cash and cash equivalents at the end of the period	$18,120	$18,461	$18,120	$18,461

AudioCodes Reports Second Quarter 2017 Results	Page 9 of 9